NIOGOLD MINING CORP.

24549 – 53rd Avenue

Langley, BC, V2Z 1H6

INFORMATION CIRCULAR

(containing information as at December 12, 2008)
SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies (the "Proxies") by the management of NIOGOLD MINING CORP. (the "Company") for use at the Annual General Meeting (the "Meeting") to be held on January 20, 2009, at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). While the solicitation will be made primarily by mail, Proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representations should not be relied upon as having been authorized.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION OF PROXIES

The persons designated as proxyholder in the enclosed form of Proxy are nominees selected by the Company's management. A Shareholder has the right to appoint a person to represent and vote for the Shareholder at the Meeting other than the persons designated in the enclosed form of Proxy. Such other person need not be a Shareholder of the Company. See below for instructions.

To exercise the right to appoint another person as proxyholder, a Shareholder shall strike out the names of the persons named as proxyholder in the enclosed form of Proxy and insert the name of the Shareholder's nominee in the blank space provided, or complete another proper instrument of Proxy.

A Proxy must be signed by the Shareholder or by the Shareholder's attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. Evidence of the authority of such attorney or officer, as applicable, must accompany the Proxy.

The completed Proxy must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, located at the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7758 (the "Transfer Agent"), or with the Company's registered office, located at 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, (the "Registered Office"), at least 48 hours before the time of the Meeting or any adjournment thereof at which the Proxy is to be used, excluding Saturdays, Sundays and holidays.

VOTING OF PROXIES
AND EXERCISE OF DISCRETION

The securities represented by a Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon the securities will be voted accordingly. In the absence of any instructions on how the securities represented by the Proxy are to be voted, the proxyholder will have discretionary authority to vote on such unspecified matters. The persons named in the enclosed form of Proxy intend to vote in favour of the motions proposed to be made at the Meeting as stated in the Notice and in this Information Circular.

The enclosed form of Proxy confers discretionary authority with respect to amendments or variations to the matters disclosed in the Notice and in this Information Circular, or any other matters which may properly be brought before the Meeting. At the time of the printing of this Information Circular, the Company's management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, any amendments, variations or other matters which are not now known to the Company's management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxyholder on such matters.

REVOCATION OF PROXIES

A shareholder may revoke a Proxy on any matter on which it has not been previously exercised:

a)

by depositing an instrument in writing executed by him or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer, with evidence of the authority of such attorney or officer, as applicable, accompanying the Proxy (i) with the Transfer Agent or the Registered Office at any time up to and including the last business day before the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) with the Chairman of the Meeting at the scheduled commencement of the Meeting or adjournment thereof at which time the Proxy is to be used, or

b)

in any other manner permitted by law.

Revocation of Proxies may also be done electronically. Shareholders who wish to revoke Proxies electronically are urged to contact the Transfer Agent to determine the availability, and instructions for the use, of this option.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

a)

the directors or executive officers of the Company at any time since the beginning of the last financial year of the Company;

b)

the proposed nominees for election as a director of the Company; or

c)

any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or the appointment of Auditors.

VOTING SECURITIES AND RECORD DATE

The Company's authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. On December 12, 2008 (the "Record Date"), 61,792,089 common shares were issued and outstanding, each carrying the right to one vote.

Unless otherwise permitted by law, only those shareholders of record holding common shares on the Record Date shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy. On any ballot, each shareholder of record holding common shares on the Record Date is entitled to one vote for each common share registered in its name on the list of shareholders as at the Record Date, which list will be available for inspection during normal business hours at the offices of the Transfer Agent and at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company on the Record Date.

ADDITIONAL COPIES OF MEETING MATERIALS

Additional copies of the materials for the Meeting, comprising the Notice, this Information Circular, the Company's Audited Financial Statements for the financial year ended August 31, 2008, together with the Auditor's Report thereon, the Company's Report to Shareholders, and the form of Proxy, will be available from the Transfer Agent and the Registered Office during normal business hours or on SEDAR at www.sedar.com.

PRESENTATION OF FINANCIAL STATEMENTS

The Company's Audited Financial Statements for the financial year ended August 31, 2008, together with the Auditors' Report thereon, and the Company's Report to Shareholders, are being mailed to the shareholders of record as of the Record Date together with the Notice and this Information Circular, and will be presented to the shareholders at the Meeting.

ELECTION OF DIRECTORS

The shareholders of the Company will be asked to pass an ordinary resolution to fix the number of Directors for the ensuing year at four (4). The persons named in the enclosed form of Proxy intend to vote for a Board of Directors to be comprised of four (4) directors.

The persons identified below and named as candidates for directorship in the enclosed form of Proxy are nominees of management. The persons named in the enclosed form of Proxy intend to vote for the election of these management nominees. The names of further nominees for Director may come from the floor at the Meeting.

Each Director elected will hold office until the next Annual General Meeting or his successor is appointed, unless his office is earlier vacated in accordance with the British Columbia Business Corporations Act and the Articles of the Company.

Management's Nominees For Directorship

Name, Province and Country of Residence(1), and Positions Held with the Company	Present and Principal Occupation or Employment During the Past Five Years(1)	Dates Serving as a Director	Number of Voting Securities Beneficially Owned or Controlled as at the Record Date(1)
MICHAEL IVERSON British Columbia, Canada President, CEO and Director	Businessman; President of Triple K Ventures Ltd.	since January 28, 1998	337,000 common shares
ROCK LEFRANCOIS Quebec, Canada Director, Secretary and Vice President	Geologist	since February 28, 2006	98,000 common shares
MICHELE N. MARRANDINO British Columbia, Canada Director

President of Pacific West Mercantile Corp.; previously independent consultant providing funding, sales, marketing, corporate communications and management for private and public companies in the mining, hi- tech and oil and gas industries.

		since January 29, 2007	Nil
TOBY LIM British Columbia, Canada Director	Associate Lawyer of the law firm Anfield Sujir Kennedy & Durno since 1998	since January 22, 2008	15,000 common shares

(1)

The information as to province and country of residence, present principal occupation or employment and during the past five years and the number of voting securities beneficially owned or controlled as at the Record Date for each of the nominees has been furnished by the respective nominees themselves. Five year disclosure of principal occupation or employment is not required if the proposed director was elected to his present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

The current members of the Company's Audit Committee are Michele Marrandino, Michael Iverson and Arden Morrow. Mr. Morrow will not be standing for re-election as a director at the Meeting, and the Audit Committee will be reconstituted following the Meeting. Certain disclosures concerning the Audit Committee in accordance with the requirements of Form 52-110F2 of National Instrument 52-110, including the Audit Committee's Charter and disclosures concerning the financial literacy and independence of the Audit Committee members, are attached hereto as Appendix "A". The Company does not, at present, have an Executive Committee.

Certain disclosures concerning the corporate governance practices of the Issuer in accordance with the requirements of Form 58-101F2 Corporate Governance Disclosure (Venture Issuers) are attached hereto as Appendix "B".

Except as disclosed below, no proposed director:

a)

is, as at the date of this information circular, or has been, within the 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued (i) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

is, as at the date of the information circular, or has been within 10 years before the date of the information circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d)

has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonably securityholder in deciding whether to vote for a proposed director.

Mr. Iverson joined the board of directors of Fortuna Silver Mines Inc. (then called Jopec Resources Ltd.) on March 30, 1998 to facilitate its restructuring and reactivation on the TSX Venture Exchange. On December 5, 2000, the trading of the shares was halted pending a reverse take over. On October 17, 2001, Fortuna Silver Mines Inc. announced the termination of the transaction. At that time, Fortuna Silver Mines Inc. did not meet Tier Maintenance Requirements and, as a result, on October 26, 2001, trading was suspended. Effective at market open on August 18, 2003, and in accordance with Exchange Policy 2.5, Fortuna Silver Mines Inc. was transferred to the NEX board from Tier 2 and trading in the shares of Fortuna Silver Mines Inc. was reinstated. Effective at the open on September 5, 2003, the shares of Fortuna Silver Mines Inc. were halted, having failed to file a Form A by September 2, 2003 and were to remain halted until such time as NEX received the Form A. Effective at the open on October 17, 2003, shares of Fortuna Silver Mines Inc. resumed trading as NEX had received Fortuna Silver Mines Inc.’s Form A. On February 24, 2004, the British Columbia Securities Commission and on February 27, 2004, the Alberta Securities Commission, issued a cease trade and interim cease trade order, respectively, on account of the financial statements of Fortuna Silver Mines Inc. being late. Those financial statements were filed, and on March 1, 2004, the British Columbia Securities Commission revoked its interim cease trade order. On March 12, 2004, the Alberta Securities Commission’s Order expired. As a result of the cease trade orders, the Exchange suspended trading in shares of Fortuna Silver Mines Inc. The cease trade order has subsequently been revoked.

EXECUTIVE COMPENSATION

The following disclosure concerning Executive Compensation in this section has been prepared in accordance with the requirements of Form 51-102F6 of National Instrument 51-102 ("NI51-102"). During the financial year ended August 31, 2008, the Company had one (1) "Named Executive Officer" as determined pursuant to NI51-102, namely Mr. Michael Iverson, its President and Chief Executive Officer.

Definitions

For the purpose of this Information Circular:

"Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Executive Officer" of the Company means an individual who at any time during the financial year was (a) the chair of the Company; (b) a vice-chair of the Company; (c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; (e) an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company; or (f) any other individual who performed a policy-making function in respect of the reporting issuer;

"Named Executive Officers" or "NEOs" means (a) each CEO; (b) each CFO; (c) each of the Company's three most highly compensated Executive Officers, other than the CEO and CFO, who were serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Summary Compensation Of Named Executive Officers

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other	Securities	Restricted		All
				Annual	Under	Shares or		Other
Name and				Compen	Options	Restricted	LTIP	Compen-
Principal		Salary	Bonus	-sation	Granted(3)	Share Units	Payouts	sation
Position(1)	Year(2)	($)	($)	($)	(#)	($)	($)	($)
Michael Iverson	2008	144,000(4)	Nil	6,000(5)	Nil	Nil	Nil	Nil
President and	2007	116,000(4)	Nil	6,000(')	300,000	Nil	Nil	Nil
CEO	2006	96,000(4)	Nil	6,000(')	Nil	Nil	Nil	Nil

(1)

Principal position at the end of the most recently completed financial year.

(2)

Based on the Company's financial year ending August 31.

(3)

Figures represent options granted during a particular year; see "Aggregated Option" table for the aggregate number of options outstanding at year-end.

(4)

Paid to Triple K Ventures Ltd. a company controlled by Mr. Iverson. (5)

Compensation for office rent of $500 per month.

Long-Term Incentive Plans Awards In Most Recently Completed Financial Year

No long term incentive plan awards were made by the Company or any subsidiary thereof to the Named Executive Officers during the most recently completed financial year.

Options/SARs Grants During The Most Recently Completed Financial Year

No Options/SARs grants were made by the Company or any subsidiary thereof to the Named Executive Officers during the most recently completed financial year.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth selected details of all stock option to acquire securities of the Company or any subsidiary thereof, and any stock appreciation rights, exercised by the Named Executive Officers during the most recently completed financial year and the number and value of unexercised options/SARs held by them as at the end of the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at Financial Year End(1) ($) Exercisable / Unexercisable
Michael Iverson	Nil	n/a	550,000 / Nil	Nil / Nil

(1)

Based on the last closing price of the Company's common shares on the TSX Venture Exchange on or before August 31, 2008, being $0.19.

Termination Of Employment, Change In Responsibilities And Employment Contracts

At the end of the most recently completed financial year, there were no written employment or consulting contracts between the Company or any subsidiary thereof and the Named Executive Officers.

Compensation Of Directors

Except as otherwise disclosed herein or in the Company's financial statements for the most recently completed financial year, during the most recently completed financial year there were no standard arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the Directors of the Company were compensated by the Company or any subsidiary thereof for services in their capacity as Directors (including any additional amounts payable for committee participation or special assignments) or for services as consultants or experts, other than the granting of stock options. There are no arrangements for compensation with respect to the termination of the Directors in the event of a change of control of the Company.

As at the end of the most recently completed financial year, the Directors (including the Named Executive Officers) held stock options to acquire an aggregate of 1,625,000 common shares of the Company having a value of $nil based on the last closing price of the Company's common shares on the TSX Venture Exchange on or before August 31, 2008, being $0.19.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS Equity Compensation Plan Information

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	No. of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans and individual equity compensation arrangements approved by securityholders(2)	3,670,000	$0.29	2,509,208

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	No. of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans and individual equity compensation arrangements not approved by securityholders(3)	1,752,300	$0.45	n/a
Total	5,422,300	$0.34	2,509,208

(1)

The foregoing information is presented as of August 31, 2008.

(2)

Represents the Option Plan of the Company, which reserves a number of common shares equal to 10% of the then outstanding common shares for issue pursuant to stock options. As at August 31, 2008, the Option Plan reserved a maximum of 6,179,208 common shares for issue pursuant to stock options.

(3)

Represents agent's warrants outstanding as at August 31, 2008, issued as compensation pursuant to the completion of brokered financings undertaken by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or "routine indebtedness" as defined in Form 51-102F5 of National Instrument 51- 102 none of:

a)

the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or executive officer of the Company;

b)

the proposed nominees for election as a director of the Company; or

c)

any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes (in particular, Note 7) to the Company's financial statements for the financial year ended August 31, 2008, none of:

a)

the Informed Persons of the Company;

b)

the proposed nominees for election as a director of the Company; or

c)

any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company and any subsidiary of the Company are not, to any substantial degree, performed by a person other than the Directors or executive officers of the Company or any subsidiary thereof.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to pass an ordinary resolution to re-appoint Robert Bishop, Chartered Accountant, of 13308 Crescent Road, South Surrey, British Columbia, as auditor for the Company to hold office until the next Annual General Meeting of the shareholders at a remuneration to be fixed by the Board of Directors. Management of the Company recommends the re-appointment of Robert Bishop, Chartered Accountant, as auditor for the Company, and the persons named in the enclosed Proxy intend to vote for such re-appointment.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.

Re-Approval/Amendment of Rolling Stock Option Plan

At last year's annual general meeting, the Company proposed and the shareholders approved a 10% "rolling" stock option plan. Under the policies of the TSX Venture Exchange (the "Exchange"), a rolling stock option plan must be re-approved on a yearly basis by shareholders. In addition to the foregoing, the Exchange recently implemented changes to its policies governing stock option plans and stock option grants for Tier 2 Issuers, and the Company proposes to further amend its stock option plan to incorporate the Exchange's changes to its policies.

Accordingly, Shareholders will be asked to pass an ordinary resolution re-approving the Company's rolling stock option plan, as amended to accommodate the Exchange's new policies governing stock option plans (the "Amended Option Plan"). The details of the Amended Option Plan are set forth below. Management recommends, and the persons named in the enclosed form of proxy intend to vote in favour of, the re-approval of the Amended Option Plan.

·

the Amended Option Plan reserves, for issue pursuant to stock options, a maximum number of common shares equal to 10% of the outstanding common shares of the Company from time to time, with no mandatory vesting provisions;

·

the number of common shares reserved for issue to any one person in any 12 month period under the Amended Option Plan may not exceed 5% of the outstanding common shares at the time of grant without Disinterested Shareholder Approval (as defined in Policy 4.4 of the Exchange);

·

the number of common shares reserved for issue to any Consultant (as defined by the Exchange) in any 12 month period under the Amended Option Plan may not exceed 2% of the outstanding common shares at the time of grant;

·

the aggregate number of common shares reserved for issue to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period under the Amended Option Plan may not exceed 2% of the outstanding common shares at the time of grant;

·

the number of common shares issued to any one person within a 12 month period on the exercise of stock options may not exceed 5% of the outstanding common shares at the time of exercise without Disinterested Shareholder Approval;

·

the exercise price per common share for a stock option may not be less than the Discounted Market Price (as calculated pursuant to the policies of the Exchange);

·

stock options may have a term not exceeding ten years;

·

there is no longer any requirement that stock options terminate within specified periods of the optionee ceasing to be a director, officer, employee or consultant of the Company;

·

stock options are non-assignable and non-transferable; and

·

the Amended Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

Pursuant to the Board's authority to govern the implementation and administration of the Amended Option Plan, all previously granted and outstanding stock options shall be governed by the provisions of the Amended Option Plan.

B.

Re-pricing and Amendment of Existing Options

In the past five years, the Company has granted an aggregate of 3,145,000 stock options which currently remain outstanding, mostly at a time when commodity prices and stock markets were flourishing. Of these, 1,745,000 were granted to non-Insiders of the Company at exercise prices between $0.20 and $0.435, and the remaining 1,400,000 were granted to persons considered Insiders of the Company at exercise prices between $0.20 and $0.47.

On December 12, 2008, the closing price of the Company's common shares on the Exchange was $0.06. Management feels that a number of these previously granted stock options no longer fulfill their intended purpose, to serve as incentive mechanisms, and accordingly that it is in the Company's best interest to reduce the exercise price of a number of these stock options to $0.20 per share subject to receipt of all required regulatory, stock exchange and shareholder approvals.

Under the Exchange's policies, the reduction in the exercise price of stock options held by non-Insiders, within the Exchange's guidelines therefor, does not require shareholder approval. Accordingly, a reduction in the exercise price to $0.215 for 240,000 stock options held by non-Insiders received Exchange approval and was effected on August 21, 2008 (680,000 stock options held by non-Insiders already having an exercise price of $0.20 or $0.215). The reduction in the exercise price to $0.20 for 1,325,000 stock options held by Insiders (75,000 of such options already having a $0.20 exercise price), however, requires Disinterested Shareholder Approval, being the approval of a majority of the votes cast on the resolution at the Meeting excluding votes attaching to shares beneficially owned by Insiders and their associates.

Accordingly, Disinterested Shareholders will be asked to pass an ordinary resolution approving the reduction of the exercise price of the 1,325,000 stock options held by Insiders to $0.20. Subject to the approval of the Amended Option Plan, Disinterested Shareholders will also be asked to pass an ordinary resolution approving the amendment, in the Board's discretion, of existing stock options held by Insiders to accommodate changes in the Amended Option Plan, including the discretion to extend the term of such stock options to a date not exceeding ten years from the original date of grant and to remove provisions that such stock options terminate within specified periods of the optionee ceasing to be a director, officer, employee or consultant of the Company.

Management recommends, and the persons named in the enclosed form of proxy intend to vote in favour of, the reduction of the exercise price of the 1,325,000 stock options held by Insiders to $0.20, and the proposed amendment of stock options held by Insiders as set out above. The text of the proposed ordinary resolution is as follows:

"BE IT RESOLVED, as an ordinary resolution of Disinterested Shareholders, that:

(1)

the amendment, in the Board's discretion, of all of (i) 100,000 stock options previously granted to Insiders at an exercise price of $0.47 per share; (ii) 500,000 stock options previously granted to Insiders at an exercise price of $0.435 per share; (iii) 100,000 stock options previously granted to Insiders at an exercise price of $0.35 per share; (iv) 50,000 stock options previously granted to Insiders at an exercise price of $0.31 per share; and (v) 575,000 stock options previously granted to insiders at an exercise price of $0.30 per share, to reduce the exercise price thereof to $0.20 per share, as set out in the information circular of the Company dated December 19, 2008, be and the same is hereby authorized and approved;

(2)

the amendment, in the Board's discretion, of all stock options previously granted to Insiders to accommodate changes in the Amended Option Plan, including the discretion to extend the term of such stock options to a date not exceeding ten years from the original date of grant and to remove provisions that such stock options terminate within specified periods of the optionee ceasing to be a director, officer, employee or consultant of the Company, as set out in the information circular of the Company dated December 19, 2008, be and the same is hereby authorized and approved;

(3)

the Company be and is hereby authorized to make, prepare and file, under the Company's common seal or otherwise, all such agreements, notices, forms, applications and other instruments, documents and submissions, and to do all such acts and other things, as may be necessary or advisable to document and implement these resolutions and otherwise give effect hereto."

C.

Other Matters

At the time of the printing of this Information Circular, the Company's management is not aware of any other matters to be presented for action at the Meeting other than those referred to in the Notice. If, however, any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote on same in accordance with the best judgment on such matters.

APPROVAL

The contents and distribution to shareholders of this Information Circular has been approved by the directors of the Company.

DATED this 19th day of December, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
"Michael Iverson"

MICHAEL IVERSON
President, CEO and Director

APPENDIX "A"

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

Item 1: The Audit Committee's Charter

Purpose

The overall purpose of the Audit Committee (the "Committee") of Niogold Mining Corp. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

Composition, Procedures and Organization

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board").

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and Responsibilities

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Company's internal auditors, if any, and external auditors and assess their performance;

(c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Company's financial and auditing personnel;

(iv)

co-operation received from the Company's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company's internal auditors, if any, are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

(a)

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form, if required;

(iii)

annual and interim MD&A;

(iv)

prospectuses;

(v)

news releases discussing financial results of the Company; and

(vi)

other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

Item 2: Composition of the Audit Committee

The current members of the Committee are Michele Marrandino, Michael Iverson and Arden Morrow. Mr. Morrow will not be standing for re-election as a director at the Meeting, and the Audit Committee will be reconstituted following the Meeting. All members are considered financially literate, as those terms are used in National Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators. Pursuant to the provisions relating to independence set out in section 1.4 of the Instrument:

·

Mr. Marrandino is considered independent as he has no direct or indirect material relationship with the Company.

·

Mr. Iverson is not considered independent as he is the President and Chief Executive Officer of the Company.

·

Mr. Morrow is considered independent as he has no direct or indirect material relationship with the Company.

A "material relationship" is defined as a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the foregoing, the following are expressly considered to have a material relationship with the Company: an individual who is, or has been within the last three years, an employee or executive officer of the Company; an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part- time chair or vice-chair of the board or any board committee.

Item 3: Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee is as follows:

Mr. Michael Iverson

From 1998 to present, Mr. Iverson has acted as President and a director of Triple K Ventures Ltd., a private investment and management company, and has held directorships and executive officer positions with several public companies, including but not limited to the following junior resource companies:

Name of Issuer	Additional Detail	Position	Date
Volcanic Capital Corp.	capital pool company listed on TSX-V	Director President Chief Executive Officer Secretary	Apr. 2007 to present July 2007 to present July 2007 to present July 2007 to present
Niogold Mining Corp.	junior mining company listed on TSXV	Director Chair and CEO Secretary	Jan. 1998 to present Jan. 1998 to Dec. 2002 Dec. 2002 to Feb. 2006
Fortuna Silver Mines Inc. (1)	junior mining company listed on TSXV	Director Chair and CEO Secretary	Mar. 1998 to present Mar. 1998 to Jan. 2005 Jan. 2000 to Jan. 2005
Northland Resources Inc. (2)	junior mining company listed on TSXV	Director President and CEO	June 2001 to Nov. 2003 June 2001 to May 2003
Urex Energy Ind. (3)	U.S. OTCBB	Director	Mar. 2002 to Nov. 2006

(1)

formerly Fortuna Ventures Inc.

(2)

formerly  North American Gold Inc.

(3)

formerly Lakefield Ventures Inc.

Mr. Arden Morrow

Mr. Morrow is the Chief Executive Officer, President and a Director of Northland Resources Inc. and a Director of Fortuna Silver Mines Inc.

Mr. Michele Marrandino

Mr. Marrandino is the Chief Executive Officer of Primary Petroleum Corporation and has held directorships and executive officer positions with several public companies.

Item 4: Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Robert Bishop, Chartered Accountant) not adopted by the Board.

Item 5: Reliance on Certain Exemptions

Non -Audit Services

The Instrument requires that the Committee pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor.

In respect of the most recently completed financial year, the Company has relied on the exemption for such pre-approval set out in section 2.4(c) of the Instrument, namely that the performance of the non-audit services by the external auditor was brought to the attention of the Committee and approved by the Committee prior to the completion of the audit for the most recently completed financial year.

Other Exemptions

In respect of the most recently completed financial year, the Company has not relied on an exemption from the Instrument, in whole or in part, granted by a securities regulatory authority or regulator under Part 8 of the Instrument.

Item 6: Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to formulated and adopted.

Item 7: External Auditor Service Fees (By Category)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2008(1)	FYE 2007
Audit fees (1)	$ 76,000	$ 50,000
Audit related fees	12,500	19,700
Tax fees	7,700	6,500
All other fees (non-tax)	8,000	4,600
Total Fees:	$ 104,200	$ 80,800
(1) Audit fees for the fiscal year ended August 31, 2008, is an estimated figure.

Item 8: Exemption

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

APPENDIX "B"

Form 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(VENTURE ISSUERS)

1.

Board of Directors and Independent Supervision of Management

The activities of management are periodically brought before the Board, including all independent directors, for review as to appropriateness and scope. The approval of independent directors is sought before any material non-arm's length transactions or major expenses are entered into.

The following constitute the present Board and disclosure regarding their independence as determined for purposes of National Instrument 58-101. "Independent" for purposes of NI 58-102 has the same meaning as in National Instrument 52-110 (see Item 2 of Appendix "A" of the Information Circular).

Director	Independence

Michael Iverson	Not independent, as he is the President and CEO of the Company

Arden Morrow	Independent

Rock Lefrancois	Not independent, as he is Secretary and a Vice-President of the Company

Michele Marrandino	Independent

Toby Lim	Not independent, as he previously held the position of Secretary of the Company and is an associate lawyer at Anfield Sujir Kennedy & Durno, legal counsel to the Company

2.

Directorships

The directors of the Company are also presently directors of the following other issuers that are reporting issuers (or the equivalent):

Michael Iverson	Fortuna Silver Mines Inc. Volcanic Capital Corp.

Arden Morrow	Northland Resources Inc. Fortuna Silver Mines Inc.

Rock Lefrancois	Volcanic Capital Corp.

Michele Marrandino	Primary Petroleum Corporation Mammoth Capital Corporation

Toby Lim	Wasco Capital Inc.

3.

Orientation and Continuing Education

New directors are provided with, and are expected to respect, a specific mandate and outline of responsibilities as follows:

MANDATE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Subject to the Articles of Niogold Mining Corp. (the "Company") and applicable laws, the board has a stewardship responsibility to:

A.

oversee the conduct of the business of the Company and supervise the management of the Company;

B.

provide leadership and direction to management;

C.

evaluate management;

D.

set policies appropriate for the business of the Company; and

E.

approve corporate strategies and goals.

The board delegates the day to day management of the business and affairs of the Company to the Chief Executive Officer. The board meets periodically and on an as needed basis to review and make decisions regarding the overall business and the management of the Company, including but not limited to determining the policies, strategies and goals of the Company, to determining the direction and guidance to be given to the Chief Executive Officer, and to providing feedback to the Chief Executive Officer with respect to the board's evaluation of the Chief Executive Officer and other senior officers and of their effectiveness in achieving and complying with the policies, strategies and goals established by the board.

DUTIES AND RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

A.

Each director must act honestly and in good faith with a view to the best interests of the Company and all of its shareholders generally, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

B.

Each director is accountable to the shareholders of the Company generally, and cannot represent or report to any individual or separate constituency of shareholders.

C.

Each director should be confident that each other director brings the same open mind to each issue. Where individual directors have concerns about matters that are not readily or easily discussed in the presence of the full board, they may bring their concerns to the attention of the Chairman of the Board for review and direction.

D.

While a director may not have industry experience, each director is expected to have relevant business experience and to become sufficiently familiar with the affairs of the Company to exercise reasonable judgment. This requires keen interest in the Company and its challenges and opportunities.

E.

Each director has an important and positive role to fulfill as an ambassador of the Company. Each director by virtue of his or her position as such is a role model in the community and is expected to conduct him or herself in a manner consistent with the highest standards of moral and ethical conduct. Directors are also encouraged to participate in activities which enhance the image of the Company.

4.

Ethical Business Conduct

The directors are encouraged to sustain the highest ethical standards regarding:

·

potential conflicts of interest, including any transactions of which a director has a material interest;

·

protection and proper use of corporate assets and opportunities;

• maintaining confidentiality of corporate information;

·

fair and honest dealing with the Company's security holders, customers, suppliers, competitors and employees;

·

compliance with laws, rules and regulations; and

·

immediate reporting of any illegal or unethical behaviour.

5.

Nomination of Directors

The existing board identifies new candidates. All new candidates are reviewed by the board, including all independent directors, for their qualifications, competencies, skills and potential contribution they can bring to the board, as well as their background and past board experience.

6.

Compensation

The board determines compensation. Compensation decisions are made based on regular reviews of industry specific standards, the Company's capacity to provide such compensation and the particular requirements of the position.

7.

Other Board Committees

There are currently no committees, other than the audit committee.

8.

Assessments

The board regularly reviews, and individual directors are encouraged to give feedback regarding, the effectiveness of the board as a whole, its committees and individual directors. To the extent practical, any comments from shareholders regarding the directors or the stewardship of the Company are discussed at such meetings with a view to determining changes, if any, to corporate governance practices.